Exhibit 99.1

Lixiang Education Holding Co., Ltd. Announces Unaudited Third Quarter 2020 Financial Results

Lishui, China, November 19, 2020 — Lixiang Education Holding Co., Ltd. (the “Company” or NASDAQ: LXEH), a prestigious private primary and secondary education service provider in China, today announced its unaudited financial results for the third quarter of 2020.

Initial Public Offering (“IPO”)

On October 1, 2020, the Company announced the pricing of its IPO of 3,333,400 American Depositary Shares (“ADS”), each ADS representing five of its ordinary shares, at a price of US$9.25 per ADS for a total offering size of approximately US$30.8 million. The Company subsequently commenced trading on the NASDAQ Exchange under the symbol “LXEH.” AMTD Global Markets Limited and Loop Capital Markets LLC acted as joint bookrunners of the offering and as the representatives of the underwriters. The closing date of the IPO was October 5, 2020.

Third Fiscal Quarter Ended September 30, 2020 Financial Highlights

•

The number of total students has increased by 297 or 6.5% for the semester commenced in September 2020, compared with semester commenced in September 2019. In particular, the number of students in Yijing Campus-Featured Division increased from 184 to 362, an increase of 96.7%.

•	Net revenues for the three months ended September 30, 2020, were RMB19.93 million, a slight increase of RMB0.45 million compared with RMB19.48 million for the three months ended September 30, 2019.

•

Cost of revenues for the three months ended September 30, 2020 increased by RMB2.01 million or 9.3% to RMB23.60 million from RMB21.58 million for the same period last year due to the increasing labor cost.

•

Net loss was RMB3.33 million for the three months ended September 30, 2020, a decrease of 38.0% or RMB2.03 million from the same period last year, and the decrease was partially due to the incremental RMB5.05 million of government subsidies received and recognized during the third quarter this year.

Mr. Wei Biao, CEO of the Company, commented that “In response to the challenges created by the unprecedented COVID-19 pandemic starting from the first quarter this year, we promptly implemented various actions , such as introducing high-quality online education services and maintaining ongoing and effective school-teacher communication , to minimize the negative repercussions brought by COVID-19. We have managed to ensure the quality of teaching amid the pandemic.

Yijing Campus-Featured Division has obtained impressive teaching outcomes by delivering its well-designed featured PRC curriculum. The number of students increased from 184 to 362, representing an increase of 96.7%. Considering the campus utilization rate is below 50% and the campus has a high recognition status, the continued increase in the number of students and tuition are highly foreseeable in the short-term.

Generally, we have maintained the continued growth of income for the past three quarters , and we will continuously enhance the quality of teaching and strengthen the overall competitiveness, which allows us to strengthen our success in both students recruiting and pricing.

Third Quarter 2020 Financial Results

Net Revenues

Net revenues for the three months ended September 30, 2020 were RMB19.93 million, compared with RMB19.48 million for the three months ended September 30, 2019. The slight increase was contributed by the increase of student numbers and average tuition price per student, offset by the decrease of non-recurring revenues from activities during summer vacation. As the majority of the increase in number of students was in Yijing Campus-Featured Division which had a higher price than Baiyun Campus, the average price per student increased in the third quarter of 2020 accordingly.

Revenues from tuition, meal and accommodation services for the third quarter of 2020 were RMB17.12 million, compared with RMB15.27 million for the same quarter of 2019.

The variation in the revenues was explained by the increase of the student numbers and also the fees charged for meals. The increase in revenues is explained by the increase in number of students, particularly in Yijing Campus-Featured Division, and also the increase in fees charged for meals in Baiyun Campus.

Cost of Revenues

Cost of revenues for the three months ended September 30, 2020 was RMB23.60 million, a 9.3% increase from RMB21.58 million for the three months ended September 30, 2019.

Labor costs for the third quarter of 2020 were RMB16.21 million, compared with RMB15.15 million for the same quarter of 2019. The increase in labor costs was mainly due to the increase in number of teachers in respond to the increase of number of students, particularly in Yijing Campus-Featured Division.

Gross Loss

As a result of the foregoing, gross loss for the third quarter of 2020 was RMB3.67 million, a decrease of RMB1.57 million compared with the gross loss of RMB2.10 million for the same quarter of 2019.

Operating Expenses

Total operating expenses for the third quarter of 2020 were RMB4.28 million, compared with RMB2.58 million for the same quarter of 2019. The increase was mainly due to the professional service fees charged to the general and administrative expenses that were not directly related to the offering of the Company’s ordinary shares in the United States.

Other Income, net

Total net other income for the third quarter of 2020 were RMB5.05 million, compared with RMB0.02 million for the same quarter of 2019. The increase was contributed by the government grants received and recognized in the third quarter of 2020 to support the development of local private schools.

Net Loss

Net loss for the third quarter of 2020 was RMB3.33 million, compared with net loss of RMB5.36 million for the same quarter of 2019.

The net loss incurred in the third quarter was caused by the industry seasonal effect. No revenue from tuition fees, meals or accommodation services is generated in July and August which are the summer vacation in China, but fixed costs still remain. However, the financial results of the fourth quarter will not be affected by this seasonal effect.

Net Loss Attributed to Ordinary Shares

Basic and diluted net loss per share attributable to ordinary shareholders of the Company for the third quarter of 2020 were both RMB0.07, compared with basic and diluted net loss per share of RMB0.11 for the same quarter of 2019.

Basic and diluted net loss per ADS attributable to ADS holders of the Company for the third quarter of 2020 were both RMB0.33, compared with basic and diluted net loss per ADS of RMB0.54 for the same quarter of 2019.

Cash and Working Capital

As of September 30, 2020, the Company had total cash and cash equivalents and short-term investment balances of RMB17.67 million, a decrease of RMB27.06 from RMB44.73 million as of December 31, 2019. The decrease was mainly due to the repayment of bank loans.

Outlook

For the fourth quarter of 2020, the Company currently expects:

•	Net revenues to be between RMB50.0 million to RMB55.0 million, which would represent an increase of approximately 4.8% to 15.3% from RMB47.7 million for the same quarter last year;

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is one of the top 10 private primary and secondary education institutions in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the rate in effect as of September 30, 2020 published by the Federal Reserve Board.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com

Lixiang Education Holding Co., Ltd.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(RMB, except share data and per share data, or otherwise noted)

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	24,722,917	17,665,051	2,601,781
Short-term investments	20,005,217	—	—
Accounts receivable, net	1,251,480	—	—
Amounts due from related parties	12,754,388	—	—
Inventories	1,169,405	1,589,944	234,173
Prepayments and other current assets	436,192	1,264,197	186,196

Total current assets	60,339,599	20,519,192	3,022,150

Non-current assets:
Property and equipment, net	204,193,521	206,123,563	30,358,722
Land use rights	38,667,172	37,961,986	5,591,196
Intangible assets	16,667	12,917	1,902
Other non-current assets	60,724	38,267,890	5,636,251
Total non-current assets	242,938,084	282,366,356	41,588,071

Total assets	303,277,683	302,885,548	44,610,221

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	83,600,000	12,900,000	1,899,965
Accounts payable	9,261,689	7,711,763	1,135,820
Deferred revenue, current	17,729,391	69,309,690	10,208,214
Salaries and welfare payable	13,318,001	4,629,706	681,882
Amounts due to related parties	719,400	365,400	53,818
Taxes payable	27,226	155,855	22,955
Accrued liabilities and other current liabilities	5,763,399	12,134,953	1,787,285

Total current liabilities	130,419,106	107,207,367	15,789,939

Non-current liabilities
Deferred revenue, non-current	1,712,296	645,148	95,020

Total non-current liabilities	1,712,296	645,148	95,020

Total liabilities	132,131,402	107,852,515	15,884,959
Commitments and contingencies
Shareholders’ equity:
Ordinary shares	—	35,326	5,203
Additional paid-in capital	11,200,000	11,200,000	1,649,582
Statutory reserves	50,807,520	50,807,520	7,483,139
Accumulated other comprehensive income	—	(478)	(70)
Retained earnings	109,138,761	132,990,665	19,587,408

Total shareholders’ equity	171,146,281	195,033,033	28,725,262

Total liabilities and shareholders’ equity	303,277,683	302,885,548	44,610,221

Lixiang Education Holding Co., Ltd.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB, except share data and per share data, or otherwise noted)

	Three months ended				Nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenue from tuition, meal and accommodation services	15,272,956	54,227,989	17,116,602	2,521,003	97,150,457	102,293,764	15,066,243
Other revenue	3,616,743	364,248	2,395,092	352,759	4,681,290	3,124,994	460,262
Revenue from related parties	593,333	417,143	417,143	61,439	1,779,999	1,251,429	184,316

Total net revenue	19,483,032	55,009,380	19,928,837	2,935,201	103,611,746	106,670,187	15,710,821
Cost of revenues	(21,584,703)	(29,410,452)	(23,597,632)	(3,475,556)	(65,936,194)	(77,389,745)	(11,398,278)

Gross (loss)profit	(2,101,671)	25,598,928	(3,668,795)	(540,355)	37,675,552	29,280,442	4,312,543

Operating expenses:
General and administrative expenses	(2,582,123)	(5,563,822)	(4,285,388)	(631,169)	(6,605,027)	(11,646,478)	(1,715,341)

Total operating expenses	(2,582,123)	(5,563,822)	(4,285,388)	(631,169)	(6,605,027)	(11,646,478)	(1,715,341)

Income from operations	(4,683,794)	20,035,106	(7,954,183)	(1,171,524)	31,070,525	17,633,964	2,597,202
Interest expense	(726,536)	(465,048)	(444,055)	(65,402)	(2,794,711)	(1,770,857)	(260,819)
Interest income	17,037	14,757	23,991	3,533	43,487	49,956	7,358
Change in fair value of short-term investments	10,875	3,502	—	—	10,875	(1,715)	(253)
Other income, net	23,248	571,449	5,048,930	743,627	2,502,878	7,940,556	1,169,517

(Loss)Income before income tax expense	(5,359,170)	20,159,766	(3,325,317)	(489,766)	30,833,054	23,851,904	3,513,005
Income tax expense	—	—	—	—	—	—	—

Income from operations, net of tax
Net (loss)income	(5,359,170)	20,159,766	(3,325,317)	(489,766)	30,833,054	23,851,904	3,513,005

Net (loss)incomeattributable to the Company’s ordinary shareholders	(5,359,170)	20,159,766	(3,325,317)	(489,766)	30,833,054	23,851,904	3,513,005

Net (loss)income	(5,359,170)	20,159,766	(3,325,317)	(489,766)	30,833,054	23,851,904	3,513,005
Other comprehensive income, net of tax
—Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(478)	(70)

Comprehensive (loss)income	(5,359,170)	20,159,766	(3,325,317)	(489,766)	30,833,054	23,851,426	3,512,935

Net (loss)earnings per share attributable to the Company’s ordinary shareholders
—Basic and diluted	(0.11)	0.40	(0.07)	(0.01)	0.62	0.48	0.07
Weighted average number of ordinary shares used in per share calculation
—Basic and diluted	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000